

July 21, 2011

**Via Email**
Daniel W. Amidon, Esq.
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **Re:** **PDC 2003-A Limited Partnership**
> **PDC 2003-B Limited Partnership**
> **PDC 2003-C Limited Partnership**
> **PDC 2003-D Limited Partnership**
> **PDC 2002-D Limited Partnership**
>
> **Schedules 13E-3 filed by PDC 2003 A,B,C,D and PDC 2002-D**
> **Limited Partnerships, Petroleum Development Corporation**
> **and DP 2004 Merger Sub, LLC**
> **Filed June 23, 2011**
> **File Nos.  5-86296, 5-68297, 5-86298, 5-86299, 5-86300**
>
> **Preliminary Proxy Statements on Schedule 14A**
> **File Nos. 0-50615, 0-50616, 0-50617, 0-50618 and 0-50226**
> **Filed June 23, 2011**

Dear Mr. Amidon:

    We have reviewed the above filings and have the following comments.  In some
of our comments, we may ask you to provide us with information so we may better
understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested
information, or by advising us when you will provide the requested response.  If you do
not believe our comments apply to your facts and circumstances or do not believe an
amendment is appropriate, please tell us why in your response.

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
July 21, 2011

page 2

　　　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

General

1. Unless otherwise indicated, please note that each comment applies to each of PDC-2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.

2. Please ensure that all disclosure provided in response to the item requirements of Schedule 13e-3 is set forth in the disclosure document delivered to shareholders (i.e., the proxy statement).  For example, please relocate the disclosure you provide in the Schedule 13e-3 under Item 1003(c) and 1004(e) to the proxy statement.

Preliminary Proxy Statement

Position of the Partnership Affiliates as to the Fairness of the Merger to Investors

1. We note reference to the fairness to unaffiliated "stockholders".  Please revise to ensure consistency in disclosure that is addressed to the unitholders of the limited partnership. Also, please revise the disclosure to consistently address the partnership affiliates' and partnership's conclusions as to the procedural and substantive fairness to unaffiliated unitholders.  For example, revise your current disclosure regarding the procedural fairness to "investors".

Fairness of the Merger; Recommendation of the Special Committee

2. Refer to Item 1014(a) of Regulation M-A, which requires the subject company or affiliate filing the statement to disclose its reasonable belief as to the fairness of the transaction to unaffiliated securityholders.   The disclosure under this heading does not clearly identify the discussion that is being provided by the partnership. Revise the headings throughout to clarify the partnership's discussion(s) and recommendation(s).

3. Further to our comment above.  You disclose that the special committee, on behalf of PDC in its capacity as the managing general partner of the partnership, is rendering the fairness determination.   We refer to disclosure regarding the appointment of the special committee in August 2008 and the delegation of

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
July 21, 2011

page 3

authority to the special committee, which, at that time, did not contemplate or propose an acquisition of the partnership by PDC.  Supplementally provide us with the resolutions or authorization provided to the special committee by the PDC Board granting the special committee the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the Board of PDC, in its capacity as managing general partner with respect to the current going private transaction.  We may have further comment.

4.  See our prior comment.  Disclose, if correct, that the special committee was authorized to make the disclosures and filings required by Schedule 13e-3 on behalf of PDC in its capacity as managing general partner of the partnership.

5.  You disclose that historical prices, including prior repurchase prices paid by PDC were not considered in the determination of the fairness of the price because "those transactions were not regular in their frequency and occurred in…illiquid and limited markets."  Supplement your disclosure to disclose the average repurchase price paid by PDC for the fiscal year ended 12-31-10 and the most recent fiscal quarter as reported in the partnership's periodic reports.

6.  Further to our comment above.  Please revise to explain how the parties considered the substantive fairness of the merger price being offered per unit as compared to the average repurchase price paid by PDC for partnership units as of the fiscal year ended 12-31-10 and fiscal quarter ended March 31, 2011.  We note for example, that the average price per unit paid by PDC for units of PDC 2003-A, PDC 2003-C and PDC 2002-D Limited Partnerships as reported in a Form 10-K or Form 10-Q was higher than the price being offered in the current transaction.

7.   Supplement your disclosure regarding the June 6, 2011 telephonic meeting of the special committee and disclose the additional information the special committee wanted to receive and the relevance of such information to the special committee at such time.

8.  We note reference to the pricing volatility adjustment mechanism.  Set forth further details regarding the negotiations surrounding this feature such as who first introduced the mechanism, what prompted the inclusion of the mechanism following recent partnership merger transactions and pricing adjustments therein, and the range of the adjustment increase contemplated for each partnership.

9.  Further to our comment above.  Please include in the Question and Answer section disclosure that explains the pricing volatility mechanism, including a hypothetical example.

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
July 21, 2011

page 4

10. Please disclose whether you will notify unitholders of unit price increases that would be captured if one were to apply a similar pricing volatility adjustment mechanism after the mailing date of the proxy statement but prior to the special meeting. We may have further comment.

11. We note disclosure that the special committee and partnership affiliates did not consider third party offers because the "special committee is unaware of any such offers being made to the special committee during that time…" Clarify why the special committee cannot unequivocally and without qualification state whether there were any offers made during that time. In this regard, we note that disclosure under "Alternatives to the Merger" and elsewhere in the proxy statement is not qualified. Please revise disclosure under this heading to state, without qualification, whether there were any such offers.

12. Further to our comment above. Please provide a cross reference to disclosure elsewhere or reference the fact, if correct, that none of the filing parties solicited or, arranged for other parties to solicit third party offers with respect to the sale of the partnership.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
July 21, 2011

page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions